Exhibit 11


                        LUNAR CORPORATION AND SUBSIDIARIES
              Statement Regarding Computation of Earnings Per
Share
                                   (Unaudited)


                                 Three months ended       Nine
months ended
                                 March 31,  March 31,    March
31,  March 31,
                                   1997       1996         1997
   1996

Net income                      $3,277,084 $2,588,289
$10,723,534 $6,159,819

Weighted average shares
outstanding                      8,674,318  8,234,035
8,580,534  8,108,387

Stock options calculated
 according to the treasury
 stock method                      489,211    765,759
522,807    746,493

Weighted average number of common
 and common-equivalent shares
 outstanding                     9,163,529  8,999,794
9,103,341  8,854,880

Net income per common and
 common-equivalent shares            $0.36      $0.29
$1,18      $0.70